Ms Christina Chalk
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Washington DC 20549-0303
U.S.A.

london
65 Fleet Street
London EC4Y 1HS
T	+	44 20 7936 4000
Direct T	+	44 20 7832 7429
F	+	44 20 7832 7001
Direct F	+	44 20 7108 7429
LDE No 23
E		sarah.murphy@freshfields.com
W		freshfields.com

doc id		LON1472005/1+
our ref		SCM
your ref
client matter no.		136935-0001

June 6, 2007
Dear Ms Chalk
Pacific Internet Ltd
Schedule TO-T/A and Schedule 13E-3/A filed by Connect Holdings, et al.
SEC File No 5-79632
This letter is in response to the comments raised in your letter of May 25, 2007. For convenience your questions are included in italics below and, to the extent amendments were required, page references to the Offer to Purchase and Amendment No. 2 to the Schedule TO-T/13E-3 have been provided in the responses. The Amendment is also being filed today via EDGAR.
General
1.	Refer to comment 5 in our letter dated May l6, 2007 and your response. While we don’t necessarily agree, based on the information provided in your response, that the “Option Proposal” does not constitute a tender offer under US rules, we note that if you seek to rely on the Tier I exemption to conduct the Options Proposal, you must furnish a Form CB to the Commission.

Response:	As noted in our response dated May 23, 2007, we do not believe that the options proposal constitutes a tender offer to optionholders. To the extent that it does constitute a tender offer, as the options are not registered pursuant to Section 12 of the Securities Exchange Act of 1934, the Options Proposal is subject only to the requirements of Regulation 14E. As indicated in our earlier letter, the Options Proposal would meet the requirements of Regulation 14E. As indicated in our earlier letter, the Options Proposal would meet the requirements of Regulation 14E if it were applicable. Furthermore, on the basis of the further work Bidders have done identifying optionholders, it does not appear that there are any in the US. Accordingly we do not believe a Form CB is required.

2.	Refer to comment 11 in our letter dated May 16, 2007 and your response. We do not believe the revised disclosure you have added to the Offer to Purchase in response to our comment clarifies the information you provide in your response letter, For example, you state in your response letter that shareholders resident in a jurisdiction into which the Offer in your view is not being made may nevertheless accept the Offer “from the U.S. or from Singapore or any other jurisdiction in which such acceptance is in compliance with law.” However, in the revised disclosure document you state that tenders will not be accepted “from any jurisdiction in which the making of this Offer or acceptance thereof would not be in compliance with the laws of that jurisdiction,” Clarify how shareholders in jurisdictions in which the Offer is not being made may accept it and tender their shares, in accordance with Rule 14d-10.

Response:	The Offer is being made to all shareholders regardless of where located and the disclosure has been modified to reflect this. It has also been modified to include a statement that Bidders are not aware of any jurisdiction where the making of the offer or the acceptance of any shares tendered would not be in compliance with the laws of such jurisdiction. Schedule TO-T has been amended to reflect these modifications to pages 8, 26 and 42 of the Offer to Purchase (page 3 of Amendment No. 2 to the Schedule TO-T).
3.	Refer to comment 16 in our comment letter dated May 16, 2007 and your response. Put the explanation of why you believe the availability of the Compulsory Acquisition at the 90% threshold only contributes to the board’s finding of fairness into the revised Offer to Purchase. This is less than clear, for the reasons outlined in the original comment letter.

Response:	The Schedule TO-T has been amended to reflect a modification to pages 16 to 17 of the Offer to Purchase (page 4 of Amendment No 2 to the Schedule TO-T) to clarify Bidders’ view as to the implications of the Compulsory Acquisition and 90% threshold to the fairness of the Offer.

We would appreciate any comments you may have regarding the additional changes made to the Schedule TO-T/13E-3 in response to your comments and the supplemental information included in this letter as early as possible. If you require any further information or have any questions, please contact Sarah Murphy at +44 20 7832 7429 or Doug Smith at +44 20 7716 4752.
Yours faithfully
/s/ Sarah Murphy
Sarah Murphy